FORM 51-102F3
MATERIAL CHANGE REPORT

Item One - Name and Address of Company

NovaGold Resources Inc.
PO Box 24 Granville Square
2300-200 Granville Street
Vancouver BC V6C 1S4

Item Two - Date of Material Change

July 6, 2005

Item Three - News Release

The attached news release was issued in Vancouver, British Columbia on July 6, 2005 via CCN Matthews.

Item Four - Summary of Material Change

On July 6, 2005 NovaGold Resources Inc. (AMEX, TSX: NG) (the "Company") confirmed that the syndicate of underwriters, for the financing announced on June 21, 2005, has notified the Company that under their overallotment option an additional approximately 1.26 million special warrants will be purchased at the issue price of C$10.00 per special warrant, to bring the total offering to approximately 6.26 million special warrants for gross proceeds to NovaGold of approximately C$62.6 million.

Item Five - Full Description of Material Change

On July 6, 2005 the Company confirmed that the syndicate of underwriters, for the financing announced on June 21, 2005, has notified it that under their overallotment option an additional approximately 1.26 million special warrants will be purchased at the issue price of C$10.00 per special warrant, to bring the total offering to approximately 6.26 million special warrants for gross proceeds to NovaGold of approximately C$62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$12.10 for a period of 30 months following closing. The Company has agreed to use its reasonable efforts to file a short form prospectus in Canada to qualify the common shares and warrants underlying the special warrants (the "prospectus") as soon as possible but in any event within 41 days following closing. The special warrant will convert into common shares and warrants on the date which is earlier of (a) one day after receipt is obtained for the prospectus; and (b) four months and one day after the closing of the private placement, provided that in no event may the special warrants be converted earlier than the day which is 41 days following closing. The closing date of the offering is expected to occur on July 7, 2005.

The securities being offered by NovaGold have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") or the securities laws of any state and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Item Six - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Elaine Sanders, Controller, (604) 669-6227.

Item Nine - Date of Report

Executed this 7th day of July, 2005 at Vancouver, British Columbia.

Elaine Sanders, Controller

News Release	AMEX, TSX Symbol: NG

NovaGold Bought Deal Financing Increased to C$62.2 Million

6 July 2005 - Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) NovaGold Resources Inc. ("NovaGold" or the "Company") is pleased to confirm that the syndicate of underwriters, for the financing announced on June 21, 2005, has notified the Company that under their overallotment option an additional approximately 1.26 million special warrants will be purchased at the issue price of C$10.00 per special warrant, to bring the total offering to approximately 6.26 million special warrants for gross proceeds to NovaGold of approximately C$62.6 million.

Each special warrant is convertible, without payment of additional consideration, into a unit consisting of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$12.10 for a period of 30 months following closing. The Company has agreed to use its reasonable efforts to file a short form prospectus in Canada to qualify the common shares and warrants underlying the special warrants (the "prospectus") as soon as possible but in any event within 41 days following closing. The special warrant will convert into common shares and warrants on the date which is earlier of (a) one day after receipt is obtained for the prospectus; and (b) four months and one day after the closing of the private placement, provided that in no event may the special warrants be converted earlier than the day which is 41 days following closing. The closing date of the offering is expected to occur on July 7, 2005.

The securities being offered by NovaGold have not been and will not be registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") or the securities laws of any state and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

NovaGold is a precious metals company engaged in the exploration and development of high quality mineral properties in Alaska and Western Canada.

For more information contact:
Don MacDonald, CA,	Greg Johnson, Vice President,
Senior Vice President & CFO	Corporate Communications & Strategic Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net

www.novagold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the offering. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including requirements for regulatory and stock exchange approval, the need to satisfy conditions precedent to the closing of the offering, including due diligence conditions, and NovaGold’s reliance on the underwriters’ performance of their obligations. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.